

January 17, 2014

<u>Via E-Mail</u>
Brian Woodland
Chief Executive and Chief Financial Officer
Magnolia Lane Income Fund
7 Grove Street
Topsfield, Massachusetts 01983

   Re: Magnolia Lane Income Fund
      Form 10-K for the Year Ended April 30, 2013
      Filed August 13, 2013
      Form 10-Q for the Quarter Ended July 31, 2013
      Filed September 23, 2013
      Form 10-Q for the Quarter Ended October 31, 2013
      Filed December 23, 2013
      File No. 000-54379

Dear Mr. Woodland:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Linda Cvrkel

          Linda Cvrkel
          Branch Chief